UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

Form SD
Specialized Disclosure Report
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Freeport-McMoRan Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-11307-01 (Commission File Number)	74-2480931 (I.R.S. Employer Identification No.)

333 North Central Avenue Phoenix, AZ (Address of principal executive offices)	85004-2189 (Zip Code)

Douglas N. Currault II
Deputy General Counsel and Secretary
(602) 366-8100
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflicts Minerals Disclosure and Report

Freeport-McMoRan Inc. (FCX) is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum and had consolidated revenues from continuing operations totaling $16.4 billion for the year ended December 31, 2017.

FCX does not tolerate human rights abuses and is dedicated to the recognition, respect and promotion of human rights wherever it does business. FCX’s Human Rights Policy, which is publicly available on its website at www.fcx.com/sustainability/human-rights, requires FCX and its suppliers of goods and services to conduct business in a manner consistent with the Universal Declaration of Human Rights, the laws and regulations of host countries and the United Nations Guiding Principles on Business and Human Rights. The Voluntary Principles on Security and Human Rights are the guidelines for FCX's security programs, including interaction with host-government security personnel, private security contractors and internal security employees.

FCX is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the calendar year ended December 31, 2017, which requires the disclosure of certain information if any conflict minerals (as defined in Form SD) are necessary to the functionality or production of a product manufactured or contracted to be manufactured by FCX during 2017. Terms herein have the same meanings given to them in Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

In addition to its mining operations, FCX has certain operations that are considered manufacturing for purposes of Rule 13p-1. Accordingly, FCX conducted an analysis of the products at these facilities to determine if any contained conflict minerals. As a result, FCX determined that its specialty copper products facility (Bayway) uses tin in the manufacture of trolley wire, conductor wire, and tin-coated copper wire (the Subject Products) according to the specifications of its customers. Bayway made approximately $150 thousand in purchases of copper alloy rod (which contained tin) for use in the manufacture of the Subject Products in 2017. Because tin is a conflict mineral and is necessary to the functionality of the Subject Products, FCX conducted, in good faith, a reasonable country of origin inquiry (RCOI) reasonably designed to determine whether any of the tin used by Bayway in the manufacture of the Subject Products during 2017 originated in the Democratic Republic of Congo (DRC) or an adjoining country.

As described further below, FCX believes that the tin used in the manufacture of the Subject Products in 2017 was sourced from smelters designated as “conflict-free” by the Responsible Minerals Assurance Process (RMAP - formerly the Conflict-Free Smelter Program), an initiative of the Responsible Business Alliance (RBA) and the Global e-Sustainability Initiative, which uses an independent third-party audit to determine which smelters and refiners can be verified as having systems in place to responsibly source minerals in line with current global standards. A list of smelters and refiners that meet the standards of the RMAP audit is published on the RBA website. The audit standards are developed according to global standards, including the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

Conflict Minerals Disclosure

FCX has conducted a good faith RCOI that was reasonably designed, in accordance with Form SD and related guidance provided by the U.S. Securities and Exchange Commission, to determine whether any of the tin used by Bayway in the manufacture of the Subject Products during 2017 originated in the DRC or an adjoining country. FCX does not have a direct relationship with any mines, smelters or refiners that may have direct knowledge of the source of the tin. As a result, FCX relies on communications and inquiries with its direct suppliers and publicly available data to provide information regarding the origin of the tin included in the Subject Products.

FCX’s inquiry identified one supplier that provided copper alloy rod (which contained tin) to the Bayway operation, and this supplier provided FCX with the identification of the smelter that produced the tin supplied to Bayway. FCX verified that the identified smelter was designated as conflict-free under the RMAP and also obtained and reviewed the supplier's conflict minerals policy, which provided an affirmative statement that they do not purchase or process minerals that originate from the DRC or an adjoining country.

Based on its RCOI, FCX has no reason to believe that the tin used in the manufacture of the Subject Products by Bayway during 2017 originated from the DRC or an adjoining country. Accordingly, in accordance with Form SD, FCX has concluded that it is not required to conduct further due diligence and is not required to file a Conflict Minerals Report as an exhibit to this Form SD.

This information is available on FCX’s website at https://investors.fcx.com/investors/financial-information/sec-filings/default.aspx.

Item 1.02 Exhibit

None.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FREEPORT-MCMORAN INC.

By: /s/ Kathleen L. Quirk
Kathleen L. Quirk
Executive Vice President, Chief Financial Officer
and Treasurer

Dated: May 29, 2018